SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: June 14, 2010

Press Release

Eltek Reports First Quarter 2010 Financial Results

PETACH-TIKVA, Israel, June 14, 2010 (NASDAQ:ELTK) - Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today its financial results for the first quarter of 2010.

Revenues for the quarter ended March 31, 2010 were $9.6 million, compared with revenues of $9.5 million in the first quarter of 2009.

Gross profit for the first quarter of 2010 was $1.0 million (11% of revenues), compared with gross profit of $1.6 million in the first quarter of 2009 (17% of revenues). The decrease in gross profit is attributable mainly to the lower exchange rates of the US dollar and the Euro against the NIS compared to the first quarter of 2009 (by 8.7% and 2.3%, respectively), and costs of revenues.

Operating loss for the first quarter of 2010 was $559,000 compared with an operating profit of $165,000 in the first quarter of 2009.

Net loss for the first quarter of 2010 was $682,000 or ($0.10) per fully diluted share, compared with a net profit of $105,000 or $0.02 per fully diluted share in the first quarter of 2009. The decrease in net income is mainly attributable to the decrease in gross profit and increase in financial expenses, mainly as a result of the impact of the devaluation of the US dollar and the Euro against the NIS compared to the first quarter of 2009.

EBITDA:

In the first quarter ended March 31, 2010, Eltek had EBITDA of $16,000 compared with EBITDA of $646,000 in the first quarter of 2009.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "The global economic slowdown continued in the first quarter of 2010, thus we did not see the anticipated increase in revenues. Our cost reduction plans continue, mainly through a reduction in the number of employees and increased emphasis on our manufacturing efficiency program, which includes eliminating activities that do not provide added value to our products. The impact of these cost reduction measures has not been fully reflected in our results yet.”

Mr. Reichart continued: “Since the beginning of 2010, Eltek has received orders from several new U.S. customers, including a first order from a major U.S. medical equipment manufacturer. We continue to see sales opportunities in the U.S. military market with regard to the ITAR (International Traffic in Arms Regulations) approval and expect to increase our business in the U.S. market in 2010," Mr. Reichart concluded.

About the Company
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's web site at www.eltekglobal.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek  ltd.
Unaudited Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Year Ended
	March 31,		December 31,
	2010	2009	2009

Revenues	9,633	9,492	36,442
Costs of revenues	(8,594)	(7,869)	(30,882)

Gross profit	1,039	1,623	5,560

Research and development income, net	0	0	0

Selling, general and administrative expenses	(1,598)	(1,458)	(6,016)

Operating loss	(559)	165	(456)

Financial expenses, net	(169)	(24)	(424)

Other income, net	(2)	4	4

Loss before income tax expenses	(730)	145	(876)

Income tax (expenses), net	(6)	(36)	(34)

Net Profit (loss)	(736)	109	(910)

Net profit (loss) attributable to non controlling shareholders	54	(4)	30

Net loss attributable to shareholders	(682)	105	(880)

Earning per share

Basic net loss per ordinary share	(0.10)	0.02	(0.13)

Diluted net loss per ordinary share	(0.10)	0.02	(0.13)

Weighted average number of ordinary shares
used to compute basic net loss per
ordinary share (in thousands)	6,610	6,610	6,610

Weighted average number of ordinary shares
used to compute diluted net loss per
ordinary share (in thousands)	6,610	6,610	6,610

Eltek  ltd.
Unaudited Consolidated Balance Sheets
(In thousands US$)

	March 31,		December 31,
	2010	2009	2009
Assets

Current assets
Cash and cash equivalents	754	1,264	1,258
Receivables: Trade, net of provision for doubtful accounts	8,183	7,620	6,932
Other	595	244	222
Inventories	3,732	3,778	3,938
Prepaid expenses	394	270	241

Total current assets	13,658	13,176	12,591

Assets held for employees' severance benefits	1,489	1,162	1,432

Fixed assets, less accumulated depreciation	8,882	8,881	9,175

Goodwill	534	529	573

Total assets	24,563	23,748	23,771

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	5,926	5,525	5,638
Accounts payable: Trade	5,490	5,189	4,666
Related parties	599	522	713
Other	4,247	3,603	3,558

Total current liabilities	16,262	14,839	14,575

Long-term liabilities
Long term debt, excluding current maturities	2,493	2,056	2,617
Employee severance benefits	1,470	1,250	1,440

Total long-term liabilities	3,965	3,305	4,057

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of September 30, 2009, 6,610,107 as of September 30, 2008 and 6,610,107 as of December 31, 2008	1,384	1,384	1,384
Additional paid-in capital	14,328	14,328	14,328
Cumulative translation adjustment related to change in reporting currency	2,396	2,072	2,635
Cumulative foreign currency translation adjustments	186	346	309
Capital reserve	695	695	695
Accumulated deficit	(14,888)	(13,537)	(14,522)
Shareholders' equity	4,101	5,288	4,829
Non controlling interest	235	316	310
Total equity	4,336	5,604	5,139

Total liabilities and shareholders' equity	24,563	23,748	23,771

Non-GAAP EBITDA Reconcilliations

	Three months ended		Year ended
	March 31,		December 31,
	2010	2009	2009
	Unaudited

GAAP net loss	(682)	105	(880)
Add back items:

Financial expenses, net	169	24	424
Tax expenses (income)	6	36	34
Impairment loss on goodwill	0	0	0
Depreciation	523	481	2,030
Adjusted EBITDA	16	646	1,608